Exhibit 99.1

News Release

GEAC ANNOUNCES FISCAL YEAR 2006 SECOND QUARTER RESULTS

MARKHAM; Ontario and WALTHAM, Massachusetts – December 7, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company dedicated to addressing the needs of CFOs, today announced its second quarter financial results for the quarter ended October 31, 2005.

Note to readers:  As a result of the sale of the Interealty business on October 1, 2005, the results of the operations of Interealty have been reflected as discontinued operations and have not been included in Geac’s results of continuing operations for the second quarter of fiscal year (FY) 2006 and comparative periods.  Geac’s net earnings for the second quarter of FY 2006, which include net earnings from discontinued operations, were $33.2 million, or $0.37 per diluted share.  All references to dollars are to U.S. dollars unless otherwise noted.

Second Quarter Financial and Other Highlights

•                  Signed definitive agreement with Golden Gate Capital for the sale of the Company for approximately $1.0 billion, or $11.10 per share in cash.

•                  Software license revenue increased 26.1% over Q2 FY 2005, and a 46.2% improvement over Q1 FY 2006.

•                  24.1% of software license revenue in Q2 FY 2006 came from the sale of new internally developed Geac products.

•                  Gross profit margin improved to 66.2% in Q2 FY 2006 from 62.4% in Q1 FY 2006 and from 65.2% in Q2 FY 2005.

•                  EPS of $0.37 per diluted share, a 117.6% increase over same quarter last year (including the gain on sale of and net earnings from the Interealty business).

•                  $226.5 million in cash on the balance sheet as of October 31, 2005.

•                  Number of contracts closed increased from 315 in Q1 FY 2006 to 340 in Q2 FY 2006 in the Enterprise Applications Systems (EAS) business segment.

•                  Increased average deal size of deals in excess of $150,000 to $294,000 from $284,000 in Q1 FY 2006 and from $266,000 in Q2 FY 2005.

•                  Sold Interealty business, a non-strategic business unit, for approximately $36.3 million in cash.

US$ thousands	Q2 FY 2006	Q2 FY 2005
Software License Revenue	18,866	14,962
Support & Professional Services Revenue	81,810	83,036
Hardware Revenue	2,511	2,476
Total Revenue	103,187	100,474
Net Earnings	33,186	15,204
Net Earnings per Diluted Share (not in thousands):
Continuing Operations	$0.12	$0.17
Discontinued Operations	$0.25	$—
Total Diluted EPS	$0.37	$0.17

Geac reported revenue in the second quarter of FY 2006 of $103.2 million, an increase of $2.7 million compared to $100.5 million in revenue in the second quarter of FY 2005.  Software license revenue totaled $18.9 million in the second quarter, a 26.1% increase over the same quarter last year when software license revenue totaled $15.0 million, and a 46.2% increase over license revenue in the first quarter of FY 2006, when software license revenue was $13.0 million.  The Company’s net earnings from continuing and discontinued operations were $33.2 million during the second quarter of FY 2006, or $0.37 per diluted share, compared with $15.2 million, or $0.17 per diluted share in the second quarter of FY 2005, a net earnings increase of 118.3% and a diluted EPS increase of 117.6%.  This was comprised of $22.1 million, or $0.25 per diluted share, from discontinued operations (net of taxes), and $11.1 million, or $0.12 per diluted share, from continuing operations.  In the second quarter of FY 2006, the gross profit margin increased to 66.2% of revenue from 65.2% in the second quarter of last year.

In the second quarter, Geac sold its Interealty business for $36.3 million, resulting in a $21.3 million after-tax gain in the second quarter of FY 2006.  The sale of Interealty is an example of Geac’s ability to turn around challenged businesses and achieve value for non-strategic assets.

Charles S. Jones, President and Chief Executive Officer said, “In the second quarter, we were most pleased to see particularly strong increases in our software license revenue with notable contributions from nearly all of our ERP and Performance Management product lines, which benefited not only from an increased number of deals, but also from an increase in the average size of contracts in excess of $150,000.  New customers were responsible for approximately 24.2% of our software license sales in the quarter.  Of equal importance, organic growth trends in some areas of our business continue, as internally developed new products designed to extend the value of existing solutions contributed 24% to our overall software license revenue in the second quarter.  Among the larger contracts closed in the second quarter, we were able to finalize one transaction in excess of $1 million, representing some of the spillover to which we referred in the first quarter results discussion in September.”

Mr. Jones continued, “Overall, our business continues to perform well in what has proven to be an increasingly competitive software market environment.  We are extremely enthusiastic about the agreement we announced last month regarding the sale of Geac to Golden Gate Capital for approximately $1 billion pursuant to a plan of arrangement.  This is expected to provide our many product families with the advantage of size and scale as our industry continues to consolidate.  We believe Golden Gate’s product integration strategy, commitment to support our existing product lines and available resources will provide a long-term future for our business and will benefit our customers and employees.”

Operating expenses were $53.0 million in the second quarter of FY 2006, compared to $46.0 million the second quarter of FY 2005.  Operating expenses were impacted most dramatically by an increase in net restructuring and other unusual items related to non-routine events in the second quarter.  These included $2.5 million in proxy contest expenses and $1.7 million in write-offs related to the termination of the Wells Fargo Foothill credit facility.  In addition, general and administrative costs increased in the quarter as compared to last year due to increased expenses of an aggregate $3.1 million related to stock-based compensation, Sarbanes-Oxley compliance and the pursuit of acquisitions.

“Unusual items and G&A expenses in the second quarter had a demonstrable impact on net earnings.  Without the costs associated with our recent acquisition activity of approximately $1.5 million, the proxy contest of approximately $2.5 million and certain write-offs with respect to our previous credit facility of approximately $1.7 million, Geac’s earnings from continuing operations would have been $21.0 million, a notable 7.7% increase over the same quarter of our last fiscal year,” said Donna de Winter, Chief Financial Officer. “We continue to build a very strong cash position.  At the end of the second quarter of FY 2006 cash on Geac’s balance sheet was $226.5 million, an 86.0% increase in the cash position of $121.8 million at the close of the second quarter of FY 2005.”

Customers

In the second quarter of FY 2006, Geac closed approximately 340 deals in the Enterprise Applications Systems (EAS) segment of the business.  Thirty-six of these deals each exceeded $150,000, compared to 19 in excess of $150,000 in the first quarter of FY 2006, and the average deal size within this group was more than $294,000, up from the average deal size of $284,000 in first quarter of FY 2006. Contract metrics in the second quarter of FY 2006 were also strong compared to the same quarter last year, in which 21 deals exceeded $150,000 and the average deal size was approximately $266,000.  Of the 340 contracts closed in the EAS segment in the second quarter of FY 2006, approximately 50 contracts were with net new customers, reflecting an increase in the number of new customers as a percentage of total contracts over the previous quarter.

Among the significant EAS deals entered into during the second quarter, Geac signed contracts with the following companies:

MPC

CCH, a Wolters Kluwer business and a leading provider of tax and accounting information, software, and services; Fiserv, the largest provider of information management solutions to the U.S. financial industry and parent company of Geac partner IPS-Sendero; PTT Exploration and Production Public Company Limited, an energy company in Thailand; VF Corporation, whose principal brands include Wrangler®, Lee®, The North Face®, Nautica®,  and Vanity Fair®, and who is a leader in branded apparel; and Worldspan, a leader in travel technology services for travel suppliers, travel agencies, e-commerce sites, and corporations worldwide.

System21

Sandvik AB, the world’s leading supplier of drilling, excavation, crushing and screening machinery, equipment, and tools for the mining and construction industries; Stearns Inc., the world’s leading supplier of personal flotation devices; and Westcoast Ltd., distributor of computer products for consumers and professionals.

RunTime

Esprit, an international clothing designer and manufacturer; and WE Netherlands B.V., a fashion chain.

Enterprise Server and Expense Management

Gloucestershire NHS Health Community, provider of a comprehensive range of acute, mental health, and community services, along with primary care services to the population of Gloucestershire and parts of neighbouring counties; ICT Service Coöperatie Politie, Justitie en Veiligheid, the Dutch police; and Worldspan.

Concluding Remarks

“I am grateful for the continuing efforts of our employees wordwide, the support of our loyal customers and the ongoing, steadfast commitment of our shareholders during the dynamic five-years that I have been with Geac as its Chairman and then President and Chief Executive Officer.  In the past five years, our employees, customers and shareholders have all contributed immensely to the long-term success of this business, and we have the track record and metrics to show it. Validating the success of our many growth initiatives, Geac’s share price, in US dollar terms, has increased by nearly 276.8% over the past five years.  The transformation of Geac has resulted in increased opportunity for our employees and enhanced functionality and support for our customers, which in turn generated the opportunity for a particularly strong return for our shareholders with the prospect of the Golden Gate acquisition in the coming months.  We continue to work with Golden Gate Capital toward closing the transaction on or before March 16, 2006.  We have satisfied the condition precedent included in the debt financing commitment letters and referenced in the Arrangement Agreement relating to our adjusted EBITDA for the twelve-month period ended October 31, 2005.  We expect to complete the submission of all required regulatory filings shortly, and to provide shareholders on or about December 16, 2005 with a Management Information Circular with respect to the Special Meeting of the shareholders to consider approval of the plan of arrangement scheduled to be held on January 19, 2006,” concluded Mr. Jones.

For a more in-depth analysis of these financial results and other matters discussed in this Press Release, please see our Management Discussion and Analysis, which will be filed today with the Canadian Securities Administrators at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.  This document will be posted on our website at http://www.geac.com later today.

Earnings Call

Charles S. Jones, President and CEO of Geac, will provide a brief overview of the results and respond to questions on a conference call scheduled for 9:00 a.m. Eastern Time on December 8, 2005.

Listeners can access the conference call at 416.340.2216 / 866.898.9626, or via webcast at http://www.investors.geac.com.  Attendees should consider logging in at least 15 minutes prior to the call.

A replay of the conference call will be available from December 8, 2005 at 10:00 a.m. Eastern Time until January 8, 2006, at 11:59 p.m. Eastern Time.  The replay can be accessed at 416.695.5800 or 1.800.408.3053.  The pass code for the replay is 3169939#.

About Geac

Geac (TSX: GAC, NASDAQ:GEAC) is a global enterprise software company that addresses the needs of the Chief Financial Officer. Geac’s best-in-class technology products and services help organizations do more with less in an increasingly competitive environment, amidst growing regulatory pressure, and in response to other business issues confronting the CFO. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

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This press release may contain forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac undertakes no obligation to update or revise the information contained herein.  Important factors that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from new license sales, cross-sell into our existing customer base and reduce customer attrition; whether we are successful in consummating the transaction with Golden Gate or successfully mitigate the adverse impact to Geac’s business if the transaction fails to close; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guaranties; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators.  Please refer to Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com for more information on risk factors that could cause actual results to differ. Geac is a registered trademark of Geac Computer Corporation Limited. All other marks are trademarks of their respective owners.

For more information, please contact:

Financial Contact:

Donna de Winter

Chief Financial Officer

Geac

905.475.0525 ext. 3204

donna.dewinter@geac.com

Investor and Media Contact:

Alys Scott

Vice President, Corporate Communications

Geac

781.672.5980

alys.scott@geac.com

Geac Computer Corporation Limited

Consolidated Balance Sheets

As at October 31, 2005 and April 30, 2005

(Unaudited)

(amounts in thousands of U.S. dollars)

	October 31, 2005	April 30, 2005
		(revised – see note 2)
Assets
Current assets:
Cash and cash equivalents	$226,453	$188,134
Restricted cash	2,516	4,808
Accounts receivable and other receivables	37,367	46,922
Unbilled receivables	8,399	8,186
Future income taxes	7,350	8,292
Prepaid expenses and other assets	5,332	7,986
Current assets related to discontinued operations (note 9)	376	2,097
Total current assets	287,793	266,425

Restricted cash	2,800	3,039
Future income taxes	20,179	33,529
Property, plant and equipment	20,170	20,882
Intangible assets	19,238	23,841
Goodwill (note 4)	109,255	110,142
Other assets	6,107	6,045
Long-term assets related to discontinued operations (note 9)	—	2,263
Total assets	$465,542	$466,166

Liabilities & Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$59,118	$71,528
Income taxes payable	26,102	22,997
Current portion of long-term debt	409	424
Deferred revenue	80,465	110,493
Current liabilities related to discontinued operations (note 9)	376	3,957
Total current liabilities	166,470	209,399

Deferred revenue	1,804	2,058
Employee future benefits	22,490	26,334
Asset retirement obligations (note 6)	1,221	1,678
Accrued restructuring (note 7)	898	1,769
Long-term debt	4,163	4,630
Total liabilities	197,046	245,868

Shareholders’ Equity
Common shares; no par value; unlimited shares authorized; issued and outstanding as at October 31, 2005 – 87,317,871 (April 30, 2005 – 86,377,012)	137,827	131,445
Common shares purchased as at October 31, 2005 – 1,390,112 (April 30, 2005 – 816,598) (note 10)	(11,775)	(6,979)
Common stock options	12	12
Contributed surplus	12,025	6,353
Retained earnings	156,017	111,541
Cumulative foreign exchange translation adjustment	(25,610)	(22,074)
Total shareholders’ equity	268,496	220,298
Total liabilities and shareholders’ equity	$465,542	$466,166

Commitments and contingencies (note 12)

See accompanying notes

Geac Computer Corporation Limited

Consolidated Statements of Earnings

(Unaudited)

(amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended October 31		Six months ended October 31
	2005	2004	2005	2004
		(revised - see note 2)		(revised - see note 2)
Revenue:
Software	$18,866	$14,962	$31,771	$30,363
Support and services	81,810	83,036	162,399	166,732
Hardware	2,511	2,476	6,293	4,379
Total revenue	103,187	100,474	200,463	201,474

Cost of revenue:
Costs of software	2,221	1,929	4,103	3,405
Costs of support and services	30,810	31,130	62,003	61,826
Costs of hardware	1,881	1,877	5,357	3,413
Total cost of revenue	34,912	34,936	71,463	68,644

Gross profit	68,275	65,538	129,000	132,830

Operating expenses:
Sales and marketing	18,003	17,201	36,932	35,040
Research and development	12,982	13,371	27,330	27,275
General and administrative	15,722	13,522	26,610	27,602
Net restructuring and other unusual items (note 7)	4,202	(367)	4,169	(1,020)
Amortization of intangible assets	2,050	2,290	4,344	4,536
Total operating expenses	52,959	46,017	99,385	93,433

Earnings from continuing operations	15,316	19,521	29,615	39,397
Interest income	1,888	674	3,436	1,176
Interest expense	(190)	(368)	(564)	(756)
Other income, net	26	722	605	244
Earnings from continuing operations before income taxes	17,040	20,549	33,092	40,061
Income taxes	5,935	5,982	11,820	12,433
Net earnings from continuing operations	11,105	14,567	21,272	27,628
Discontinued operations, net of income taxes (note 9)	22,081	637	23,204	1,088
Net earnings	$33,186	$15,204	$44,476	$28,716

Net earnings per share basic (note 11):
Continuing operations	$0.13	$0.17	$0.25	$0.32
Discontinued operations	$0.26	$0.01	$0.27	$0.02
Net earnings per share	$0.39	$0.18	$0.52	$0.34

Net earnings per share diluted (note 11):
Continuing operations	$0.12	$0.17	$0.24	$0.32
Discontinued operations	$0.25	$—	$0.26	$0.01
Net earnings per share	$0.37	$0.17	$0.50	$0.33

Geac Computer Corporation Limited

Consolidated Statement of Shareholders’ Equity

For the six months ended October 31, 2005 and the year ended April 30, 2005

(Unaudited)

(in thousands of U.S. dollars, except share date)

	Share capital
	Common Shares (‘000s)	Amount	Common Shares Purchased (‘000s)	Amount	Common Stock Options	Contributed Surplus	Retained Earnings	Cumulative Foreign Exchange Translation Adjustment	Total Shareholders’ Equity
Balance – April 30, 2004	85,175	$124,019	—	$—	$44	$2,368	$34,517	$(24,877)	$136,071
Issuance of common stock for cash	443	2,125	—	—	—	—	—	—	2,125
Exercise of stock options granted in connection with acquisition of Extensity	—	28	—	—	(28)	—	—	—	—
Stock-based compensation (note 10)	—	—	—	—	—	1,896	—	—	1,896
Exercise of stock option	—	320	—	—	—	(320)	—	—	—
Employee stock purchase plan (note 10)	—	260	—	—	—	(260)	—	—	—
Net earnings	—	—	—	—	—	—	28,716	—	28,716
Foreign exchange translation adjustment	—	—	—	—	—	—	—	3,126	3,126
Balance – October 31, 2004	85,618	126,752	—	—	16	3,684	63,233	(21,751)	171,934
Issuance of common stock for cash	759	3,642	—	—	—	—	—	—	3,642
Exercise of stock options granted in connection with acquisition of Extensity	—	4	—	—	(4)	—	—	—	—
Stock-based compensation (note 10)	—	—	—	—	—	2,222	—	—	2,222
Exercise of stock options	—	823	—	—	—	(823)	—	—	—
Employee stock purchase plan (note 10)	—	224	—	—	—	(224)	—	—	—
Restricted share unit plan (note 10)	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	1,494	—	—	1,494
Purchase of common shares for cash	—	—	817	(6,979)	—	—	—	—	(6,979)
Net earnings	—	—	—	—	—	—	48,308	—	48,308
Foreign exchange translation adjustment	—	—	—	—	—	—	—	(323)	(323)
Balance – April 30, 2005	86,377	131,445	817	(6,979)	12	6,353	111,541	(22,074)	220,298
Issuance of common stock for cash	941	5,030	—	—	—	—	—	—	5,030
Stock-based compensation (note 10)	—	—	—	—	—	2,123	—	—	2,123
Exercise of stock options	—	1,109	—	—	—	(1,109)	—	—	—
Employee stock purchase plan (note 10)	—	243	—	—	—	(243)	—	—	—
Tax impact of exercise of stock options	—	—	—	—	—	1,261	—	—	1,261
Restricted share unit plan (note 10)
Stock-based compensation expense	—	—	—	—	—	3,640	—	—	3,640
Purchase of common shares for cash	—	—	573	(4,796)	—	—	—	—	(4,796)
Net earnings	—	—	—	—	—	—	44,476	—	44,476
Foreign exchange translation adjustment	—	—	—	—	—	—	—	(3,536)	(3,536)
Balance – October 31, 2005	87,318	$137,827	1,390	$(11,775)	$12	$12,025	$156,017	$(25,610)	$268,496

See accompanying notes

Geac Computer Corporation Limited

Notes to the Consolidated Financial Statements

(Unaudited)

(amounts in thousands of U.S. dollars, except share and per share data unless otherwise noted)

	Three months ended October 31		Six months ended October 31
	2005	2004	2005	2004
		(revised - see note 2)		(revised - see note 2)
Cash flows from operating activities
Net earnings for the period	$33,186	$15,204	$44,476	$28,716
Net earnings for the period from discontinued operations	22,081	637	23,204	1,088
Net earnings for the period from continuing operations	11,105	14,567	21,272	27,628
Less: Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	987	1,367	2,032	2,782
Amortization of intangible assets	2,050	2,290	4,344	4,536
Amortization of deferred financing costs	87	235	323	471
Stock-based compensation	2,841	1,018	5,747	2,120
Employee future benefits	232	220	470	445
Future income tax expense	4,477	4,507	7,994	9,101
Accrued liabilities and interest write off	1,042	(366)	1,009	(1,027)
Other	(51)	(59)	(98)	(54)
Changes in operating assets and liabilities (note 3)	(21,821)	(21,612)	(34,839)	(41,648)
Net cash provided by operating activities from continuing operations	949	2,167	8,254	4,354
Net cash provided by operating activities from discontinued operations	834	785	1,525	794
Net cash provided by operating activities	1,783	2,952	9,779	5,148

Cash flows from investing activities
Proceeds from divestiture of Interealty, net of cash divested	36,292	—	36,292	—
Purchases of investments	—	—	—	(4,525)
Sales of investments	—	—	—	31,025
Additions to property, plant and equipment	(1,203)	(573)	(2,151)	(937)
Disposals of property, plant and equipment	9	7	27	152
Change in restricted cash	(2,254)	(12)	2,334	(486)
Net cash provided by (used in) investing activities from continuing operations	32,844	(578)	36,502	25,229
Net cash used in investing activities from discontinued operations	(495)	(348)	(609)	(674)
Net cash provided by (used in) investing activities	32,349	(926)	35,893	24,555

Cash flows from financing activities
Additions of other assets	(1,974)	—	(1,974)	—
Issue of common shares	2,170	666	5,030	2,125
Purchase of common shares	—	—	(4,796)	—
Repayment of long-term debt	(106)	(117)	(212)	(227)
Net cash provided by (used in) financing activities from continuing operations	90	549	(1,952)	1,898

Effect of exchange rate changes on cash and cash equivalents	107	3,176	(5,401)	4,162

Cash and cash equivalents
Net increase in cash and cash equivalents	34,329	5,751	38,319	35,763
Cash and cash equivalents - beginning of period	192,124	116,062	188,134	86,050
Cash and cash equivalents - end of period	$226,453	$121,813	$226,453	$121,813

See accompanying notes

1.              Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial statements.  Accordingly, these unaudited financial statements do not include certain disclosures normally included in annual financial statements prepared in accordance with such principles.  These unaudited financial statements were prepared using the same accounting policies as outlined in note 2 to the annual financial statements for the year ended April 30, 2005, and should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended April 30, 2005.

The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes.  In the opinion of management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented.  Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.              Revisions to comparative figures

Discontinued operations

On October 1, 2005, the Company sold substantially all the assets of its Interealty business, the business within Geac that provides Web-based MLS systems to realtors in North America, to First American Corporation.  The assets and liabilities and the results of operations and cash flows for Interealty have been reported separately as discontinued operations in the consolidated balance sheet and the consolidated statements of earnings and cash flows.  Comparative figures for the three and six months ended October 31, 2004 have been reclassified in order to conform to this presentation.

Reclassification of investments

The Company has adjusted its consolidated statements of cash flows for the six months ended October 31, 2004.  In February 2005, the Company determined that its previously issued consolidated balance sheet as at April 30, 2004 required an adjustment to reclassify $26,500 of auction rate securities from cash and cash equivalents to short-term investments.  The auction rate securities were classified as cash and cash equivalents as a result of the Company’s intent to liquidate them within a 60-day period, however, the original maturities of the securities exceeded 90 days.  The adjustments to the Company’s consolidated balance sheet as at April 30, 2004 resulted in a decrease of cash and cash equivalents of $26,500 and an increase in short-term investments of $26,500.  In addition, adjustments to the Company’s consolidated statement of cash flows resulted in an increase of $26,500 in cash from investing activities for the three months ended July 31, 2004 as a result of net sales of the auction rate securities.  These reclassifications had no impact on the Company’s results of operations.

As of August 1, 2004 the Company no longer held any auction rate securities and ceased investing in these securities given that interest rates increased on traditional investment vehicles.

3.              Changes in operating assets and liabilities from continuing operations

Changes in operating assets and liabilities were as follows:

	Three months ended October 31,		Six months ended October 31,
	2005	2004	2005	2004
		(revised – see note 2)		(revised – see note 2)
Changes in operating assets and liabilities:
Accounts receivable and other receivables	$(1,831)	$3,791	$5,919	$12,496
Prepaid expenses and other assets	858	165	2,829	306
Accounts payable and accrued liabilities	5,050	1,628	(10,828)	(10,229)
Accrued restructuring	(261)	(4,480)	(872)	(7,569)
Employee future benefits	(374)	(571)	(2,379)	(406)
Asset retirement obligation	(27)	131	(292)	160
Income taxes payable	(3,617)	(479)	(2,482)	230
Deferred revenue	(21,290)	(21,912)	(26,464)	(36,773)
Other	(329)	115	(270)	137
Total changes in operating assets and liabilities	$(21,821)	$(21,612)	$(34,839)	$(41,648)

4.              Goodwill

The change in the carrying amount of goodwill is as follows:

Goodwill balance, April 30, 2005	$110,142
Foreign exchange impact	(1,197)
Goodwill balance, July 31, 2005	108,945
Foreign exchange impact	310
Goodwill balance, October 31, 2005	$109,255

5.              Employee future benefits

The Company recorded employee future benefit expenses as follows:

	Three months ended October 31,		Six months ended October 31,
	2005	2004	2005	2004

Defined contribution pension plans	$441	$508	$911	$1,158
Defined benefit pension plan	232	220	470	445
	$673	$728	$1,381	$1,603

6.              Asset retirement obligations

The Company has obligations with respect to the retirement of leasehold improvements at maturity of facility leases and the restoration of facilities back to their original condition at the end of the lease term.

The following table details the changes in the Company’s leasehold retirement liability for the six months ended October 31, 2005:

Asset retirement obligations balance, April 30, 2005	$1,678
Additions to the obligations	23
Accretion charges	24
Payments	(265)
Amounts released due to settlements	(88)
Foreign exchange impact	(101)
Asset retirement obligations balance, July 31, 2005	1,271
Additions to the obligations	98
Accretion charges	22
Payments	(27)
Amounts released due to settlements	(79)
Foreign exchange impact	(64)
Asset retirement obligations balance, October 31, 2005	$1,221

7.              Net restructuring and other unusual items

The expense (recovery) in net restructuring and other unusual items was comprised of the following:

	Three months ended October 31,		Six months ended October 31,
	2005	2004	2005	2004

Unusual items	$4,202	$—	$4,169	$—
Restructuring reversals	—	(367)	—	(1,020)
Net restructuring and other unusual items	$4,202	$(367)	$4,169	$(1,020)

Unusual items

For the three months ended October 31, 2005, the Company recorded $4,202 in unusual items.  Of this amount, $1,692 relates to the costs associated with the termination of the Loan Agreement with Wells Fargo Foothill, Inc. (see note 8).  The remaining balance of $2,510 are associated with the proxy contest relating to the election of the Board of Directors.  For the six months ended October 31, 2005, the unusual items balance of $4,169 was substantially comprised of the aforementioned items.

Restructuring expense

For the three months ended October 31, 2004, the net restructuring credit balance of $367 was comprised of the release of previously accrued lease termination costs that are no longer required.  For the six months ended October 31, 2004, the Company recorded a reversal of $1,020, as several smaller restructuring accruals relating to severance amounts and lease termination costs were released to adjust the accruals to match the current estimates of the amounts required.

Restructuring accrual

Activity related to the Company’s restructuring plans, business rationalization, and integration actions, was as follows:

	Premises restructuring	Workforce reductions	Total
April 30, 2005 provision balance	$4,265	$538	$4,803
Additions to provision	—	248	248
Costs charged against provisions	(648)	(362)	(1,010)
Provision release	—	(13)	(13)
Foreign exchange impact	(38)	(8)	(46)
July 31, 2005 provision balance	3,579	403	3,982
Additions to provision	—	206	206
Costs charged against provisions	(570)	(477)	(1,047)
Foreign exchange impact	(7)	3	(4)
October 31, 2005 provision balance	$3,002	$135	3,137
Less: Current portion			2,239
Long-term portion of restructuring accrual			$898

During the three and six months ended October 31, 2005, the Company accrued $206 and $454, respectively,  in severance related to the rationalization of the Company’s North American business locations.  Additionally, during the six months ended October 31, 2005 a severance accrual of $13 was released through operations to adjust the accrual to match the current estimates of the amounts required.

As at October 31, 2005, a balance of $135 is remaining for severance, of which the remainder will substantially be paid by the third quarter of fiscal 2007 and will include severance relating to employees from the support and services, development and sales and marketing areas.

The remaining balance for accrued premises restructuring was $3,002 as at October 31, 2005.  Of this balance, the Company has a restructuring liability of approximately $196 related to the acquisition of Comshare.  This remaining balance relates to lease termination costs and will be utilized through the first quarter of fiscal 2008.  Additionally, a balance of $1,202 remains related to the acquisition of Extensity and is expected to be utilized through the second quarter of fiscal 2007.  The remaining balance relates to the rationalization of the Company’s North American and European business locations.  The Company anticipates that the remainder of the balance will be utilized through fiscal 2025.

8.              Credit facility

On August 11, 2005 the Company and certain of its subsidiaries entered into a Credit Agreement (the “Credit Agreement”) with a banking syndicate led by Bank of America, N.A., pursuant to which the Company and certain of its subsidiaries obtained a five-year, $150 million revolving credit facility (the “new Facility”).  The annual interest rate payable on advances under the Facility is, at the Company’s option, the prime rate plus 25 to 75 basis points, or LIBOR plus 125 to 175 basis points.  The fee paid on the unused portion of the new Facility will range between 30 and 45 basis points.

The new Facility replaces the Company’s previous $50 million, fully-secured credit facility with Wells Fargo Foothill, Inc. (the “prior Facility”).   The new Facility is secured only by the common stock of certain of the Company’s material subsidiaries and is available for working capital needs, acquisitions, and other general corporate purposes of the Company.  As of October 31, 2005, none of the new Facility has been utilized.  A balance of $150 million was available to the Company.

Financing costs of $1,960 incurred to close the transaction were recorded as other assets in the second quarter of fiscal 2006 and are being amortized to interest expense on a straight-line basis over the term of the new Facility.  Amortization costs related to this financing was $87 in the quarter ended October 31, 2005.  As of October 31, 2005, the remaining unamortized financing costs were $1,873.  For the six months ended October 31, 2005, interest expense included the amortization of financing costs of $236 related to the  prior Facility and $87 related to the Company’s new Facility.  For the three and six months ended October 31, 2004, amortization related to the financing costs on the prior Facility was $235 and $471, respectively.

Upon termination of the prior Facility on August 11, 2005, the Company expensed to unusual items the remaining unamortized financing costs of $1,042, the termination penalty of $541 and closing costs of $109.

The Company is subject to various customary financial covenants under the new Facility.  The Company was in compliance with all such covenants as at October 31, 2005.

9.              Discontinued operations

On October 1, 2005, the Company completed the sale of substantially all the assets of its Interealty business, the business within Geac that provides Web-based MLS systems to realtors in North America, to First American Corporation.  The total consideration received was $36,293.  The Company recorded a pre-tax gain of $33,704 ($21,270 net of income tax), recorded in discontinued operations on the consolidated statement of earnings.

The assets and liabilities and the results of operations and cash flows for Interealty have been reported separately as discontinued operations in the consolidated balance sheet and the consolidated statements of earnings and cash flows.  Comparative figures for the three and six months ended October 31, 2004 have been reclassified in order to conform to this presentation.  The Interealty business was included in the Company’s Industry Specific Applications segment for its segmented reporting.

The results of discontinued operations presented in the consolidated statements of operations were as follows:

	Three months ended October 31,		Six months ended October 31,
	2005	2004	2005	2004

Revenue	$4,564	$5,956	$11,010	$11,824
Cost of revenue	2,274	3,819	5,562	7,582
Gross profit	$2,290	$2,137	$5,448	$4,242

Earnings from discontinued operations before income tax expense	$1,237	$909	$2,964	$1,579
Income tax expense	426	272	1,030	491
Net earnings from discontinued operations	811	637	1,934	1,088
Gain on divestiture, net of tax expense of $12,434	21,270	—	21,270	—
Discontinued operations, net of income taxes	$22,081	$637	$23,204	$1,088

The consolidated balance sheets as at October 31, 2005 and April 30, 2005 include Interealty balances.  A summary of the assets and liabilities related to the Interealty business is as follows:

	October 31, 2005	April 30, 2005

Current assets related to discontinued operations
Cash	$376	$108
Prepaid expenses and other assets	—	244
Accounts receivable and other receivables	—	1,745
Total current assets related to discontinued operations	$376	$2,097

Long-term assets related to discontinued operations
Property, plant, and equipment	$—	$1,123
Other non-current assets	—	111
Future income taxes	—	1,029
Total long-term assets related to discontinued operations	$—	$2,263

Current liabilities related to discontinued operations
Accounts payable and accrued liabilities	$376	$1,845
Deferred revenue	—	2,112
Total current liabilities related to discontinued operations	$376	$3,957

10.       Stock-based compensation

The Company uses the fair value method of accounting to account for all stock-based compensation payments to employees granted subsequent to April 30, 2003.  Prior to May 1, 2003, the Company accounted for its employee stock options and shares issued under the Employee Stock Purchase Plan (“ESPP”) using the settlement method and no compensation expense was recognized.

For awards granted during the year ended April 30, 2003, pro forma net earnings and earnings per share information is provided as if the Company had accounted for employee stock options under the fair value method.  The pro forma effect of awards granted and shares issued prior to May 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

The pro forma disclosure relating to options granted during fiscal 2003 is as follows:

	Three months ended October 31,		Six months ended October 31,
	2005	2004	2005	2004

Net earnings – as reported	$33,186	$15,204	$44,476	$28,716
Pro forma stock-based compensation expense, net of income taxes	(76)	(70)	(147)	(252)
Net earnings – pro forma	$33,110	$15,134	$44,329	$28,464

Basic net earnings per common share – as reported	$0.39	$0.18	$0.52	$0.34
Pro forma stock-based compensation expense per common share	—	—	—	—
Basic net earnings per common share – pro forma	$0.39	$0.17	$0.52	$0.34

Diluted net earnings per common share – as reported	$0.37	$0.17	$0.50	$0.33
Pro forma stock-based compensation expense per common share	—	—	—	—
Diluted net earnings per common share – pro forma	$0.37	$0.17	$0.50	$0.33

The assumptions used to calculate pro forma stock-based compensation were as follows:

Assumptions – Stock Options

Weighted average risk-free interest rate	4.54%
Weighted average expected life (in years)	6.6
Weighted average volatility in the market price of common shares	75.81%
Weighted average dividend yield	0.00%
Weighted average grant date fair values of options issued	$2.09

For the quarters ended October 31, 2005 and 2004, the Company expensed $979 and $986, respectively, relating to the fair value of stock options granted in fiscal 2004 and 2005.  For the quarter ended October 31, 2005, the Company expensed $119 relating to the fair value of shares issued under the ESPP.  No amount was expensed relating to the fair value of shares issued under the ESPP for the quarter ended October 31, 2004.  For the six months ended October 31, 2005 and 2004, the Company expensed $1,901 and $1,636, respectively, relating to the fair value of stock options granted in fiscal 2004 and 2005 and $222 and $260, respectively, relating to the fair value of shares issued under the ESPP.  Contributed surplus was credited $1,098 and $986 for these awards for the quarters ended October 31, 2005 and 2004, respectively.  For the six months ended October 31, 2005 and 2004, contributed surplus was credited $2,123 and $1,896, respectively, for these awards.  The remaining balance in contributed surplus will be reduced as the stock options are forfeited or exercised.  Contributed surplus was reduced by $119 and $260 for the quarters ended October 31, 2005 and 2004, respectively, relating to shares issued under the ESPP.  For the six months ended October 31, 2005 and 2004, contributed surplus was reduced by $243 and $260, respectively, relating to shares issued under the ESPP.

The estimated fair values of the stock options and shares issued under the ESPP are amortized to earnings over the vesting period on a straight-line basis and were determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended October 31, 2004	Six months ended October 31, 2004
Assumptions – Stock Options
Weighted average risk-free interest rate	4.28%	4.33%
Weighted average expected life (in years)	7.0	7.0
Weighted average volatility in the market price of common shares	65.14%	66.12%
Weighted average dividend yield	0.00%	0.00%
Weighted average grant date fair values of options issued	$4.38	$4.45

No options were granted during the three and six months ended October 31, 2005.

	Three months ended October 31,	Six months ended October 31,
	2005	2005	2004
Assumptions – ESPP
Weighted average risk-free interest rate	2.88%	2.84%	2.21%
Weighted average expected life (in months)	6.0	6.0	6.0
Weighted average volatility in the market price of common shares	29.01%	23.11%	37.44%
Weighted average dividend yield	0.00%	0.00%	0.00%
Weighted average grant date fair values of awards or shares issued	$3.14	$2.73	$2.69

Directors’ deferred share unit plan

The Company also maintains a Directors’ deferred share unit plan (“DSU”).  Under the plan, the Human Resources and Compensation Committee of the Board, or its designee, may grant deferred share units to members of the Company’s Board of Directors as compensation for the services rendered to the Company as a Board member.  As determined by the Company, units issued under the plan may be payable in cash or common stock.  For the three and six months ended October 31, 2005, the Company had a recovery of $138 and $12, respectively, in general and administrative expense relating to the revaluation of the DSUs.  For the three and six months ended October 31, 2004, the Company expensed $32 and $224, respectively, to general and administrative expense relating to the DSUs.  Accrued liabilities as at October 31, 2005 were debited $138 for these awards, and are adjusted each quarter based on the market value of the units which have vested under the plan.

Restricted share unit plan

In September 2004, the Board of Directors authorized a restricted share unit (“RSU”) plan.  Under the RSU plan, the Human Resources and Compensation Committee of the Board, or its designee, may grant restricted share units to employees of the Company as a bonus or similar payment in respect of services rendered to the Company.  Units issued under the RSU plan are currently subject to vesting conditions as follows: 20% vest one year subsequent to the grant date, 30% vest two years subsequent to the grant date, and 50% vest three years subsequent to the grant date.  Each vested restricted share unit gives the employee the right to receive one share of the Company’s common stock.  No additional RSUs were granted during the quarter ended October 31, 2005.  As at October 31, 2005, 1,332,250 units were outstanding under the RSU plan.

The common shares for which restricted share units may be exchanged are purchased on the open market by a trustee appointed and funded by the Company.  As no common shares will be issued by the Company pursuant to the plan, the plan is non-dilutive to existing shareholders.  Compensation expense related to the Company’s restricted share unit plan was $1,881and $3,640, for the three and six months ended October 31, 2005, respectively.  As of May 5, 2005, all of the common shares required for issuance under the RSU plan were funded through open market purchases of the Company’s shares and are held in trust for the benefit of the RSU plan participants.

11.       Earnings per share

The shares used in the computation of the company’s basic and diluted net earnings per common share were as follows:

	Three months ended October 31,		Six months ended October 31,
	2005	2004	2005	2004

Weighted average number of common shares used in computing basic net earnings per share (‘000s)	85,574	85,521	85,300	85,251

Weighted average number of common shares used in computing diluted net earnings per share (‘000s)	89,424	87,398	89,191	87,372

12.       Commitments and contingencies

Customer indemnifications

The Company has entered into license agreements with customers that include limited intellectual property indemnification clauses.  The Company generally agrees to indemnify its customers against legal claims that its software products infringe certain third-party intellectual property rights.  In the event of such a claim, the Company is generally obligated to defend its customer against the claim and either to settle the claim at the Company’s expense or pay damages that the customer is legally required to pay to the third-party claimant. The Company has not made any significant indemnification payments and has not accrued any amounts in relation to these indemnification clauses.

Litigation

Activity related to the Company’s legal accruals was as follows:

April 30, 2005 provision balance	$96
Foreign exchange impact	(8)
July 31, 2005 provision balance	88
Foreign exchange impact	—
October 31, 2005 provision balance	$88

Extensity, a subsidiary acquired by Geac in March 2003, is subject to a class action lawsuit, which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters.  The class action lawsuit has been consolidated with a number of similar class action lawsuits brought against other issuers and underwriters involved in initial public offerings.  The plaintiffs seek an unspecified amount of damages.  The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which will be funded by the issuers’ insurers.  The settlement is still subject to approval by the Court.

In addition, Geac is subject to various other legal proceedings and claims in the ordinary course of business, arising out of disputes over contracts, alleged torts, intellectual property, real estate and employee relations, among other things.  In the opinion of management, resolution of these matters is not reasonably expected to have a material adverse effect on Geac’s financial position, results of operations or cash flows.  However, a materially adverse outcome with respect to such matters may affect our future financial position, results of operations or cash flows.

13.       Segmented information

The Company reports segmented information according to CICA 1701, “Segment Disclosures.”  This standard requires segmentation based on the way management organizes segments for monitoring performance.

The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offer software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

Industry-Specific Applications (ISA) products include applications for the construction, banking, hospitality and publishing marketplaces, as well as a range of applications for libraries and public safety administration.

There are no significant inter-segment revenues.  Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets.

	Three months ended October 31, 2005			Six months ended October 31, 2005
	EAS	ISA	Total	EAS	ISA	Total
Revenue:
Software	$16,328	$2,538	$18,866	$27,445	$4,326	$31,771
Support and services	68,594	13,216	81,810	136,141	26,258	162,399
Hardware	1,859	652	2,511	5,200	1,093	6,293
Total revenue	$86,781	$16,406	$103,187	$168,786	$31,677	$200,463

Segment contribution	$23,292	$3,352	$26,644	$38,909	$2,539	$41,448

	Three months ended October 31, 2004			Six months ended October 31, 2004
	(revised - see note 2)			(revised - see note 2)
	EAS	ISA	Total	EAS	ISA	Total
Revenue:
Software	$12,167	$2,795	$14,962	$25,475	$4,888	$30,363
Support and services	68,846	14,190	83,036	138,542	28,190	166,732
Hardware	1,749	727	2,476	3,185	1,194	4,379
Total revenue	$82,762	$17,712	$100,474	$167,202	$34,272	$201,474

Segment contribution	$22,129	$3,607	$25,736	$45,051	$6,113	$51,164

For the three and six months ended October 31, 2004, certain general and administrative expenses have been reclassified from corporate expenses to EAS segment expenses to provide a more accurate portrayal of segment contribution.  In addition, the ISA balances exclude the results of Interealty.

The reconciliation of segment contribution to earnings from continuing operations before income taxes is as follows:

	Three months ended October 31,		Six months ended October 31,
	2005	2004	2005	2004
		(revised – see note 2)		(revised – see note 2)
Segment contribution	$26,644	$25,736	$41,448	$51,164
Corporate expenses	(5,076)	(4,292)	(3,320)	(8,251)
Amortization of intangible assets	(2,050)	(2,290)	(4,344)	(4,536)
Interest income, net	1,698	306	2,872	420
Other income, net	26	722	605	244
Net restructuring and other unusual items	(4,202)	367	(4,169)	1,020
Earnings from continuing operations before income taxes	$17,040	$20,549	$33,092	$40,061

Geographical information:

	Three months ended October 31,		Six months ended October 31,
	2005	2004	2005	2004
		(revised – see note 2)		(revised – see note 2)
Revenue by geographic location:
Americas	$50,856	$47,866	$96,642	$96,862
Europe	44,720	43,609	88,518	87,238
Asia	7,611	8,999	15,303	17,344
Total revenue	$103,187	$100,474	$200,463	$201,474

14.       United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP; however the Company’s accounting policies, as reflected in these consolidated financial statements, do not materially differ from U.S. GAAP except as follows:

	Three months ended October 31,		Six months ended October 31,
	2005	2004	2005	2004
		(revised – see note 2)		(revised – see note 2)
Net earnings from continuing operations under Canadian GAAP – as reported	$11,105	$14,567	$21,272	$27,628
Adjustments:
Stock-based compensation (a)	—	(14)	—	(26)
Write off and amortization of intellectual property capitalized under Canadian GAAP in connection with the Comshare acquisition (b)	75	75	150	150
Income taxes (c)	(30)	(30)	(60)	(60)
Net earnings from continuing operations under U.S. GAAP	11,150	14,598	21,362	27,692
Discontinued operations, net of income taxes	22,081	637	23,204	1,088
Net earnings under U.S. GAAP	33,231	15,235	44,566	28,780
Other comprehensive income:
Foreign currency translation adjustment	(78)	2,530	(3,421)	3,008
Comprehensive income under U.S. GAAP	$33,153	$17,765	$41,145	$31,788
Net earnings per share from continuing operations under U.S. GAAP:
Basic net earnings per common share	$0.13	$0.17	$0.25	$0.32
Diluted net earnings per common share	$0.12	$0.17	$0.24	$0.32

Net earnings per share from discontinued operations under U.S. GAAP:
Basic net earnings per common share	$0.26	$0.01	$0.27	$0.02
Diluted net earnings per common share	$0.25	$—	$0.26	$0.01

Net earnings per share under U.S. GAAP:
Basic net earnings per common share	$0.39	$0.18	$0.52	$0.34
Diluted net earnings per common share	$0.37	$0.17	$0.50	$0.33

Weighted average number of common shares used in computing basic net earnings per share (‘000s)	85,574	85,521	85,300	85,251
Weighted average number of common shares used in computing diluted net earnings per share (‘000s)	89,424	87,398	89,191	87,372

Stock-based compensation

a)            Accounting for stock options

In fiscal 2004, the Company prospectively adopted the new Canadian GAAP recommendations, which require that a fair value method of accounting be applied to all stock-based compensation awards granted on or after May 1, 2003 to both employees and non-employees.  The Canadian GAAP recommendations are substantially harmonized with the existing U.S. GAAP rules, which have also been adopted by the Company prospectively for all awards granted on or after May 1, 2003. Therefore, no GAAP difference exists for stock-based compensation and awards granted in fiscal 2004 and thereafter.

In fiscal 2003 and prior periods, the Company did not recognize any stock-based compensation cost under Canadian GAAP.  For U.S. GAAP, the Company elected to measure stock-based compensation cost based on the difference, if any, on the date of the grant, between the market value of the shares and the exercise price (referred to as the “intrinsic value method”) over the vesting period.

Pro forma disclosures

For awards granted prior to May 1, 2003, U.S. GAAP requires the disclosure of pro forma net earnings and earnings per share information for all outstanding awards as if the Company had accounted for employee stock options under the fair value method.

The following table presents net earnings and earnings per share information following U.S. GAAP for purposes of pro forma disclosures:

	Three months ended October 31,		Six months ended October 31,
	2005	2004	2005	2004
Net earnings under U.S. GAAP – as reported above	$33,231	$15,235	$44,566	$28,780
Pro forma stock-based compensation expense, net of tax	(234)	(218)	(476)	(570)
Net earnings – pro forma	$32,997	$15,017	$44,090	$28,210

Basic net earnings per common share under U.S. GAAP – as reported above	$0.39	$0.18	$0.52	$0.34
Pro forma stock-based compensation expense per common share	—	—	—	(0.01)
Basic net earnings per common share – pro forma	$0.39	$0.18	$0.52	$0.33

Diluted net earnings per share under U.S. GAAP – as reported above	$0.37	$0.17	$0.50	$0.33
Pro forma stock-based compensation expense per common share	—	—	(0.01)	(0.01)
Diluted net earnings per common share – pro forma	$0.37	$0.17	$0.49	$0.32

Fair values

The fair values of awards granted were estimated using the Black-Scholes option-pricing model.  The Black-Scholes model was developed to estimate the fair value of traded options and awards, which have no vesting restrictions, and are fully transferable.  The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility and expected time until exercise.  Because the Company’s employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, existing models, including the Black-Scholes model, do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

b)            Intangible assets

In-process research and development

In connection with the acquisition of Comshare, in-process research and development was acquired and capitalized under Canadian GAAP.  Under U.S. GAAP, such in-process research and development is charged to expense at the acquisition date.  As a result, under U.S. GAAP, the carrying value of the Company’s intangible assets on the consolidated balance sheet would be $18,380 (April 30, 2005 - $22,833) and the value of the Company’s long-term future income tax assets would be $20,512 (April 30, 2005 - $34,961).

Goodwill

Although the new Canadian GAAP section for Income Taxes is substantially harmonized with U.S. GAAP, it was applied retroactively and goodwill was not adjusted, resulting in differing carrying values of goodwill under Canadian and U.S. GAAP.  Under U.S. GAAP, the carrying value of goodwill on the consolidated balance sheet would be $92,062 (April 30, 2005 - $92,835).

c)             Income taxes

Included in “Income taxes” is the income tax effect of the adjustment related to amortization of in-process research and development.

15.       Recent accounting pronouncements

Canadian GAAP

Financial Instruments, Comprehensive Income, Hedges

On January 27, 2005, the Accounting Standards Board issued Canadian Institute of Chartered Accountants (“CICA”) handbook section 1530 Comprehensive Income (“Section 1530”), handbook Section 3855 Financial Instruments — Recognition and Measurement (“Section 3855”) and handbook section 3865 Hedges (“Section 3865”).  Section 3855 expands on CICA handbook section 3860 Financial Instruments- Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how instrument gains and losses are to be presented.  Section 3865, Hedges, is optional.  It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  Section 1530 introduced a new requirement to temporarily present certain gains and losses outside net income in a new component of shareholders’ equity entitled Comprehensive Income.  These standards are substantially harmonized with U.S. GAAP and are effective for the Company beginning May 1, 2007.  The Company is currently evaluating the impact of these standards on its consolidated financial position, results of operations and cash flows.

U.S. GAAP

Share-Based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged.  In April 2005, the Securities and Exchange Commission (the “SEC”) postponed the effective date of SFAS 123R until the issuer’s first fiscal year beginning after June 15, 2005.  Under the current rules, the Company will be required to adopt SFAS 123R in the first quarter of fiscal 2007, beginning May 1, 2006.  The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.

The Company adopted the fair value method of accounting for all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003.  All stock-based compensation related to awards granted prior to April 30, 2003 is included in the pro forma disclosures above.  Under SFAS 123R, the Company must utilize one of the transition methods required by the standard to record the fair value of stock-based compensation related to these awards.  The transition methods include prospective and retroactive adoption options.  Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented.  The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies.  The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects that the adoption of SFAS 123R on May 1, 2006 will not have a material impact on its consolidated results of operations and earnings per share.  The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—An Amendment of Accounting Principles Board Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Non-monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and was adopted by the Company in the second quarter of fiscal 2006, beginning on August 1, 2005.  The adoption of Statement 153 had no effect on its consolidated financial position, results of operations or cash flows.

Accounting Changes and Error Corrections

On June 7, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition of a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

Amortization Period for Leasehold Improvements

On June 29, 2005, the FASB ratified the EITF’s Issue No. 05-06, Determining the Amortization Period for Leasehold Improvements. Issue 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of Issue 05-06 are effective on a prospective basis for leasehold improvements purchased or acquired in reporting periods beginning after board ratification (June 29, 2005).  We do not believe the adoption of Issue 05-06 will have a material effect on our consolidated financial position, results of operations or cash flows.

16.       Subsequent event

On November 7, 2005, the Company announced that it reached a definitive agreement (“the Agreement”) with Golden Gate Capital, for Golden Gate Capital to acquire Geac in an all-cash transaction valued at $11.10 per share, or approximately $1.0 billion, pursuant to a plan of arrangement. Both parties anticipate closing the transaction in the first calendar quarter of 2006.   The closing is subject to certain customary closing conditions, including receipt of required regulatory approvals and Geac shareholder and court approval of the plan of arrangement.

Under terms specified in the Agreement, Geac or Golden Gate Capital may terminate the Agreement, and as a result either Geac or Golden Gate Capital will be required to pay a $25 million termination fee to the other party.  Either Geac or Golden Gate Capital may terminate the Agreement if the acquisition has not closed by March 16, 2006, as long as the terminating party has not caused the delay in closing by not complying with a term of the Agreement.

17.       Reclassification of comparative figures

Certain prior year’s comparative figures in the accompanying interim financial statements have been reclassified to conform to the current year’s presentation.